UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 20, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED ANNOUNCES
PRICING OF NOTES OFFERING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

AngloGold Ashanti announces pricing of notes offering
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO
AUSTRALIA, CANADA OR JAPAN OR ANY OTHER STATE OR JURISDICTION IN WHICH IT WOULD
BE UNLAWFUL TO DO SO.
(JOHANNESBURG) – AngloGold Ashanti is pleased to announce the pricing of an offering of US$750 million aggregate principal amount of 3.375% notes due 2028 (the “New Notes”). Subject to customary conditions, the offering is expected to close on 22 October 2021. The New Notes will be issued by
AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of the Company, and will be unsecured and fully and unconditionally guaranteed by the Company.
The Issuer intends to use the net proceeds from the offering of the New Notes, together with cash on hand, to (i) fund the purchase price for the Issuer’s outstanding 5.125% notes due 2022 (the “Existing Notes”) to the extent validly tendered and accepted for payment in a tender offer for the Existing Notes, (ii) redeem any remaining outstanding Existing Notes, which have not been validly tendered and accepted for payment in such tender offer, and (iii) pay related transaction fees, including applicable premia and expenses.
Barclays Bank PLC, BNP Paribas, BofA Securities, Inc. and J.P. Morgan Securities plc are joint bookrunners and Australia and New Zealand Banking Group Limited, BMO Capital Markets Corp., CIBC
World Markets Corp., Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, Goldman Sachs
International, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., Standard Chartered Bank and Westpac
Banking Corporation are passive bookrunners for, and underwriters of, the offering.
The offering of the New Notes will be made under the Company’s and the Issuer’s existing effective shelf registration statement on file with the U.S. Securities and Exchange Commission (the “SEC”), which is available online at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus describing the terms of the offering and other information relating to the Company and the Issuer have been filed with the SEC. The shelf registration statement, the preliminary prospectus supplement and the accompanying prospectus and the final prospectus supplement, when available, may be obtained, free of charge, by calling AngloGold Ashanti North America Inc. at +1 303 889 0700 or by emailing
Investors@AngloGoldAshanti.com; or by calling Barclays Bank PLC at +1 888 603 5847; or by calling BNP
Paribas at +44 20 7595 8222 or by emailing new.york.syndicate@bnpparibas.com; or by calling BofA
Securities, Inc. at +1 800 294 1322 or by emailing dg.prospectus_requests@bofa.com; or by calling J.P.
Morgan Securities plc toll-free at +1 866 471 2526 or by emailing head_of_EMEA_DCMH@jpmorgan.com;
or by calling Australia and New Zealand Banking Group Limited at +1 800 477 9173; or by calling BMO
Capital Markets Corp. toll free at +1 800 414 3627; or by calling CIBC World Markets Corp. at +1 800 282
0822; or by calling Citigroup Global Markets Inc. at +1 800 831 9146; or by calling Deutsche Bank AG,
London Branch at +44 20 7545 4361; or by calling Goldman Sachs International at +44 20 7774 1000; or

by calling RBC Capital Markets, LLC at +1 866 375 6829; or by calling Scotia Capital (USA) Inc. at +1 800
372 3930; or by calling Standard Chartered Bank at +44 20 7885 2363 or by emailing
PrimaryDebt@sc.com; or by calling Westpac Banking Corporation at +1 212 551 1800.
The preliminary prospectus supplement is also available at:
https://www.sec.gov/Archives/edgar/data/1067428/000119312521300484/d212582d424b5.htm
The shelf registration statement is also available at:
https://www.sec.gov/Archives/edgar/data/1067428/000095015719000402/f3asr.htm
* * *
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the New Notes, nor shall there be any offer or sale of the New Notes described herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Nothing in this announcement constitutes a notice of redemption for the Existing Notes.
The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”).
For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii)
not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus
Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a “retail investor” means a person who is one (or more) of the following: (i) a retail client, as defined in point
(8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European
Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the UK
Financial Services and Market Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA (“UK MiFIR”); or (iii) not a qualified investor as defined in the Prospectus
Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK Prospectus Regulation”).
Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the United
Kingdom may be unlawful under the UK PRIIPs Regulation.
This announcement is not being made, and has not been approved by an authorised person, for the purposes of Section 21 of the FSMA. Accordingly, this announcement is not being distributed to, and must not be passed on to, the general public in the United Kingdom, and is only for circulation to persons outside the United Kingdom or to persons in the United Kingdom falling within the definition of investment professionals (as defined by Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial
Promotion) Order 2005 (“Financial Promotion Order”), within Article 43 of the Financial Promotion Order or high net worth entities falling within Article 49(2)(a) to (d) of the Financial Promotion Order; or any other persons to whom it may otherwise lawfully be communicated under the Financial Promotion Order and should not be relied on or acted on in the United Kingdom by any other persons.
The manufacturer target market in respect of the New Notes (MiFID II and UK MiFIR product governance)
is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.
The offering as described in this announcement will not be addressed to the public in South Africa.
ENDS
Johannesburg
20 October 2021

JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
Julie Bain
General inquiries
+27 83 301 2481
+27 66 364 0038
cnthite@anglogoldashanti.com
jbain@anglogoldashanti.com
media@anglogoldashanti.com

Investors

Sabrina Brockman
Yatish Chowthee
Fundisa Mgidi
+1 646 880 4526 / +1 646 379 2555
+27 11 637 6273 / +27 78 364 2080
+27 11 637 6763 / +27 82 821 5322
sbrockman@anglogoldashanti.com
yrchowthee@anglogoldashanti.com
fmgidi@anglogoldashanti.com

Cautionary Statement

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020, which has been filed with the SEC, as well as the preliminary prospectus supplement dated 18 October
2021, which has also been filed with the SEC. These factors are not necessarily all of the important factors that could cause AngloGold
Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti’s external auditors.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: October 20, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary